Free Writing Prospectus

(to the Prospectus Supplement

dated May 30, 2023)

Filed Pursuant to Rule 433

Registration Statement No. 333-272124

May 31, 2023

SCHEDULE III

RENAISSANCERE HOLDINGS LTD.

5.750% SENIOR NOTES DUE 2033

Issuer:	RenaissanceRe Holdings Ltd.

Ratings*:	Moody’s: A3 (Stable) S&P: BBB+ (Stable) Fitch: A- (Stable)

Principal Amount:	$750,000,000

Public Offering Price:	99.707% of the principal amount

Underwriting Discount:	0.650%

Trade Date:	May 31, 2023

Settlement Date**:	June 5, 2023 (T+3)

Maturity Date:	June 5, 2033

Security Type:	Senior Unsecured Fixed Rate Notes

Minimum Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Coupon:	5.750%

Interest Payment Dates:	Semi-annually on June 5 and December 5 of each year, commencing on December 5, 2023

Day Count Convention:	30/360

Benchmark Treasury:	3.375% due May 15, 2033

Benchmark Treasury Price and Yield:	97-26;3.639%

Spread to Benchmark Treasury:	215 basis points

Yield to Maturity:	5.789%

Special Mandatory Redemption:	Subject to the BMA Redemption Requirements (as defined below), if (i) the consummation of the Validus Transaction does not occur on or before the Special Mandatory Redemption End Date (as defined below) or (ii) the Issuer notifies the trustee that the Issuer will not pursue the consummation of the Validus Transaction, the Issuer will be required to redeem the Notes then outstanding at a redemption price equal to 101% of the principal amount of the Notes to be redeemed plus accrued and unpaid interest to, but excluding, the date upon which such Notes will be redeemed.

Optional Redemption Provisions: Make-whole Call: Par Call:

Subject to the BMA Redemption Requirements, the redemption price (expressed as a percentage of principal amount and rounded to three decimal places) for any redemption of Notes before March 5, 2033 (the “Par Call Date”) shall be equal to the greater of: (i) (A) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the Notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 35 basis points less (B) interest accrued to the redemption date; and (ii) 100% of the principal amount of the Notes to be redeemed; plus in the case of either clause (i) or (ii), any interest accrued but not paid to the date of redemption.

Subject to the BMA Redemption Requirements, on or after the Par Call Date, the Issuer may redeem the Notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the Notes being redeemed plus accrued and unpaid interest thereon to the redemption date.

Bermuda Monetary Authority Redemption Provisions:	The Issuer will be entitled to redeem the Notes as set forth below; provided that notwithstanding anything to the contrary set forth herein, (i) the Notes will not be redeemable or repaid at any time prior to June 5, 2026 without BMA Approval and (ii) the Notes will not be redeemable or repaid at any time if the Enhanced Capital Requirement would be breached immediately before or after giving effect to the redemption or repayment of such Notes, unless, in each case, the Issuer or another member of the Insurance Group immediately replaces the capital represented by the Notes to be redeemed with capital having equal or better capital treatment as the Notes under the Group Solvency Standards (as defined below), together with the Group Supervision Rules (as defined below), as those rules and regulations may be amended or replaced from time to time (the “Group Rules”); provided that if under Applicable Supervisory Regulations no such consent is required at the time in order for the Notes to qualify, or continue to qualify, as applicable, as Tier 3 Capital of the Insurance Group, clause (i) shall not apply. We refer to these provisions herein collectively as the “BMA Redemption Requirements.”

As used herein:

“Applicable Supervisory Regulations” means such insurance supervisory laws, rules and regulations relating to group supervision or the supervision of single insurance entities, as applicable, which are applicable to the Issuer or the Insurance Group, and which shall initially mean the Group Supervision Rules until such time when the BMA no longer has jurisdiction or responsibility to regulate the Issuer or the Insurance Group.

“BMA” means the Bermuda Monetary Authority, or, should the Bermuda Monetary Authority no longer have jurisdiction or responsibility to regulate the Issuer or the Insurance Group, as the context requires, a regulator which is otherwise subject to Applicable Supervisory Regulations.

“BMA Approval” means the BMA has given, and not withdrawn by such date, its prior consent to the redemption of such Notes.

“ECR” means the enhanced capital and surplus requirement applicable to the Insurance Group and as defined in the Insurance Act or, should the Insurance Act or, should the Group Supervision Rules no longer apply to the Insurance Group, any and all other solvency capital requirements defined in the Applicable Supervisory Regulations.

“Enhanced Capital Requirement” means the ECR or any other requirement to maintain assets applicable to the Issuer or in respect of the Insurance Group, as applicable, pursuant to the Applicable Supervisory Regulations.

“Group Solvency Standards” means the Insurance (Prudential Standards) (Insurance Group Solvency Requirement) Rules 2011 of Bermuda, as those rules and regulations may be amended or replaced from time to time.

“Group Supervision Rules” means the Insurance (Group Supervision) Rules 2011 of Bermuda, as those rules and regulations may be amended or replaced from time to time.

“Insurance Act” means the Bermuda Insurance Act 1978, as amended from time to time.

“Insurance Group” means all subsidiaries of the Issuer that are regulated insurance or reinsurance companies (or part of such regulatory group) pursuant to the Applicable Supervisory Regulations.

“Special Mandatory Redemption End Date” means the later of (x) February 22, 2024 or (y) such later date to which the outside date for closing the Validus Transaction as set forth in the Stock Purchase Agreement may be extended in accordance with its terms.

“Tier 3 Capital” means “Tier 3 Ancillary Capital” as set out in the Group Supervision Rules (or, if the Group Supervision Rules are amended so as to no longer refer to Tier 3 Ancillary Capital in this respect, the nearest corresponding concept (if any) under the Group Supervision Rules, as amended).

CUSIP/ISIN:	75968N AE1 / US75968NAE13

Joint Book-Running Managers:	Morgan Stanley & Co, LLC Barclays Capital Inc. HSBC Securities (USA) Inc. Wells Fargo Securities, LLC BofA Securities, Inc.

Co-Managers:	BMO Capital Markets Corp. BNY Mellon Capital Markets, LLC Credit Suisse Securities (USA) LLC ING Financial Markets LLC RBC Capital Markets, LLC SG Americas Securities, LLC

*	Ratings may be changed, suspended or withdrawn at any time and are not a recommendation to buy, hold or sell any security.

**

Note: Under Rule 15c6-1 under the Securities Exchange Act, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on any date prior to two business days before delivery will be required, by virtue of the fact that the notes initially settle in T+3, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes during such period should consult their advisors.

The Issuer has filed a registration statement (including a prospectus) (Registration No. 333-272124) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus for this offering in that registration statement, the preliminary prospectus, the final prospectus, when available, and other documents the Issuer has filed with the SEC for more complete information about the Issuer, the Guarantor and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling Morgan Stanley & Co. LLC toll free at 1-866-718-1649; Barclays Capital Inc. toll free at 1-888-603-5847; HSBC Securities (USA) Inc. toll free at 1-866-811-8049; and Wells Fargo Securities, LLC toll free at 1-800-645-3751.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

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